Evolving Gold Announces Staking of 38,000 Acres in Nevada

June 27, 2007, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V: EVG) (OTCBB: EVOGF) (the “Company”) is pleased to announce that it has completed a staking program north of the town of Battle Mountain, Nevada. The Company has staked approximately 1959 claims (38,000 acres) of open land.

Dr. Quinton Hennigh, VP Exploration explains, “Our geologic model suggests that much of this area is shallowly buried and that the same rocks that host ore on the Carlin and Getchell trends are perhaps nearly outcropping in places under a veneer of cover.”

“This is the ‘next generation’ of gold target, and the time is right to take the leap and test what could become an entirely new play in this prolific gold province. Our model suggests that there may be about as much favorable ground that is shallowly buried as is presently exposed along these trends.”

“Evolving Gold’s geological team is assessing the properties and will be developing a drill program where cover is indeed acceptably thin to drill test the favorable host rocks. We will be drilling these targets in the fall.”

About Evolving Gold Corp.
Evolving Gold Corp. is a gold exploration and development company working in the SW United States, in particular Nevada.

A strong team of experienced, successful geo-scientists and financial professionals positions Evolving for aggressive acquisition and exploration of prospective gold properties.

In compliance with National Instrument 43-101 (“NI 43-101”), Lawrence A. Dick, Ph.D., P.Geo is the Qualified Person responsible for the accuracy of this news release.

EVOLVING GOLD CORP.
“Quinton Hennigh”
Quinton Hennigh M.Sc., Ph.D, VP Exploration
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com

FOR MORE INFORMATION, PLEASE CONTACT:
Evolving Gold Corp.
Bill Gillies, Investor Relations
billthepilot@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
Philippe Deserres: pdeserres@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and/or Evolving’s development of mineral exploration projects. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement
The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Webmasters:
Please update Evolving Gold Corp on your site. We are now listed on the TSX-V, symbol EVG.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email. info@evolvinggold.com Web. www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF